Exhibit 99.1

AMENDMENT NO. 1, DATED AS OF JANUARY 25, 2008, TO THE SENIOR SECURED SUPERPRIORITY DEBTOR-IN-POSSESSION CREDIT AGREEMENT DATED AS OF JANUARY 21, 2008 (THE “CREDIT AGREEMENT”) BY AND AMONG QUEBECOR WORLD, INC. A CORPORATION AMALGAMATED UNDER THE LAWS OF CANADA AND HAVING ITS REGISTERED OFFICE IN MONTREAL, PROVINCE OF QUÉBEC, CANADA, AS A DEBTOR COMPANY UNDER THE COMPANIES CREDITORS ARRANGEMENT ACT (CANADA) (THE “CCAA”) (THE “PARENT”), AND QUEBECOR WORLD (USA) INC., A DELAWARE CORPORATION AND A DEBTOR AND DEBTOR-IN-POSSESSION IN A CASE PENDING UNDER CHAPTER 11 OF THE UNITED STATES BANKRUPTCY CODE (11 U.S.C. §§ 101 ET SEQ.) AND AS A DEBTOR COMPANY UNDER THE CCAA (THE “COMPANY”; TOGETHER WITH THE PARENT, THE “BORROWERS”), EACH OF THE OTHER LOAN PARTIES PARTY THERETO, THE INITIAL LENDERS PARTY THERETO, CREDIT SUISSE, AS AN INITIAL ISSUING BANK, CREDIT SUISSE, AS ADMINISTRATIVE AGENT (THE “ADMINISTRATIVE AGENT”) AND AS COLLATERAL AGENT FOR THE LENDER PARTIES AND THE OTHER SECURED PARTIES (IN SUCH CAPACITY, THE “COLLATERAL AGENT”), MORGAN STANLEY SENIOR FUNDING, INC. AS SYNDICATION AGENT (IN SUCH CAPACITY, THE “SYNDICATION AGENT”), CREDIT SUISSE AS THE INITIAL SWING LINE LENDER AND THE LEAD ARRANGERS (AS DEFINED THEREIN).

PRELIMINARY STATEMENTS:

(1)           The Borrowers, each of the other Loan Parties party thereto, the Initial Lenders, Credit Suisse, as an initial Issuing Bank and as the Initial Swing Line Lender, the Administrative Agent, the Collateral Agent, the Syndication Agent and the Lead Arrangers have entered into the Credit Agreement.  Capitalized terms not otherwise defined in this Amendment have the same meanings as specified in the Credit Agreement.

(2)           The Lead Arrangers, the Initial Lenders and the Borrowers entered into a Side Letter dated January 18, 2008 (the “Side Letter”) providing the Lead Arrangers and the Initial Lenders with, among other things, certain “flex” rights with respect to the terms and conditions of the Credit Agreement upon consultation with the Borrowers.

(3)           The Lead Arrangers and the Initial Lenders have determined (a) that it is advisable to exercise certain “flex” rights at this time (it being understood that the Lead Arrangers and the Initial Lenders expressly reserve the right to, and may, exercise further “flex” rights one or more times on additional occasions as permitted by the Side Letter and Section 10.15 of the Credit Agreement), and (b) to amend the Credit Agreement on a basis that is retroactive to the Effective Date under the Credit Agreement in accordance with the Side Letter and Section 10.15 of the Credit Agreement to give effect to such permitted exercise of “flex” rights, all as hereinafter set forth.

(4)           Accordingly, effective as of the Effective Date of the Credit Agreement as if included in the Credit Agreement as of the Effective Date, the Credit Agreement is hereby amended as follows:

SECTION 1.           Amendments to Credit Agreement.  (a)  The following definitions in Section 1.01 are amended and restated to read in full as follows:

“Applicable Margin” means (a) in respect of the Term Facility, 5.00% per annum, in the case of Eurodollar Rate Advances, and 4.00% per annum, in the case of Base Rate Advances, (b) in respect of the Swing Line Facility, as set forth in clause (c) below for

Base Rate Advances, (c) in respect of Dollar Advances under the Revolving Credit Facility, 2.25% per annum, in the case of Eurodollar Rate Advances, and 1.25% per annum, in the case of Base Rate Advances and (d) in respect of Canadian Dollar Advances under the Revolving Credit Facility, 2.25% per annum, in the case of Canadian BA Rate Advances (it being agreed that the Applicable Margin in respect of a B/A Equivalent Loan is equivalent to the Applicable Margin otherwise applicable to the Canadian BA Rate Advance which has been replaced by the making of such B/A Equivalent Loan), and 1.25% per annum, in the case of Canadian Prime Advances.

“Required Lenders” means Required Revolving Lenders and Required Term Lenders.

(b)           Section 1.01 is amended to add the following new definitions in appropriate alphabetical order therein:

“Required Revolving Lenders” means, at any time, Revolving Lenders owed or holding at least a majority in interest of the aggregate amount of the Revolving Credit Commitments of the Revolving Credit Lenders at such time or, if the Revolving Credit Commitments shall not be in effect at such time, the aggregate Revolving Credit Advances, Swing Line Advances and L/C Obligations at such time; provided, however, that if any Revolving Lender shall be a Defaulting Lender at such time, there shall be excluded from the determination of Required Revolving Lenders at such time all Revolving Advances, Revolving Commitments and L/C Obligations of such Revolving Lender at such time.  For purposes of this definition, the aggregate principal amount of Swing Line Advances owing to any Swing Line Lender, the aggregate amount of Letter of Credit Advances owing to the Issuing Banks and the L/C Available Amount of each Letter of Credit shall be considered to be owed to the Revolving Lenders ratably in accordance with their respective Revolving Credit Commitments.

“Required Term Lenders” means, at any time, Term Lenders owed or holding at least a majority in interest of the aggregate principal amount of the Term Advances outstanding at such time; provided, however, that if any Term Lender shall be a Defaulting Lender at such time, there shall be excluded from the determination of Required Term Lenders at such time all Term Advances of such Term Lender at such time.

(c)           The definition of “Borrowing Base Availability” in Section 1.01 is amended to replace “, in its reasonable commercial judgment, deems” with “and the Collateral Agent, in their reasonable commercial judgment, deem” in each place it appears therein.

(d)           The definition of “Borrowing Base Certificate” in Section 1.01 is amended to replace “and” with “,” where it appears therein, to add “and the Collateral Agent” immediately after “Administrative Agent” where it first appears therein, and to add “, the Collateral Agent” immediately after “Administrative Agent” in each other place it appears therein.

(e)           The definition of Eligible Inventory in Section 1.01 is amended as follows:

(i)            The second sentence thereof is amended to replace “in its” with “and the Collateral Agent in their” where it appears therein and adding “and the Collateral Agent” immediately after “Administrative Agent” where it appears therein;

(ii)           Clause (b) is amended to add “the Collateral Agent and” immediately after “the Administrative Agent and” where it appears therein, to replace “in the exercise of its” with “and the Collateral Agent in the exercise of their” where it appears therein and to replace “Administrative Agent” with “Collateral Agent” where it last appears therein;

(iii)          Clauses (c) and (q) are amended to replace “in its” with “and the Collateral Agent in their” where it appears therein;

(iv)          Clause (d) is amended to replace “Administrative Agent” with “Collateral Agent” where it appears therein;

(v)           Clause (f) is amended to replace “in the exercise of its” with “and the Collateral Agent in the exercise of their” where it appears therein;

(vi)          Clause (m) is amended to replace “is” with “and the Collateral Agent are” where it appears therein; and

(vii)         Clause (o) is amended to add “the Collateral Agent and” immediately after “the Administrative Agent and” where it appears therein.

(f)            The definition of Eligible Receivables in Section 1.01 is amended as follows:

(i)            The second sentence thereof is amended to replace “in its” with “and the Collateral Agent in their” where it appears therein and to add “and the Collateral Agent” immediately after “Administrative Agent” where it appears therein;

(ii)           Clause (e) is amended to add “and the Collateral Agent” immediately after “Administrative Agent” where it appears therein;

(iii)          Clause (e) is amended to replace “in the exercise of its” with “and the Collateral Agent in the exercise of their” where it appears therein, to replace “in its” with” and the Collateral Agent in their” where it appears therein, to add “and the Collateral Agent” immediately after “Administrative Agent” where it first appears in subclause (ii)(B) and to replace “Administrative Agent” with “Collateral Agent” where it last appears therein;

(iv)          Clause (g) is amended to add “and/or the Collateral Agent” immediately after “Administrative Agent” where it appears therein

(v)           Clause (h) is amended to replace “Administrative Agent” with “Collateral Agent” where it first appears therein and to add “and the Collateral Agent” after “Administrative Agent” where it last appears therein;

(vi)          Clause (j) is amended to replace “Administrative Agent” with “Collateral Agent” where it first appears therein and to replace “is” with “and the Collateral Agent are” where it appears therein;

(vii)         Clause (p) is amended to add “and the Collateral Agent” after “Administrative Agent” where it appears therein; and

(viii)        The proviso in the last sentence thereof is amended to replace “reserves” with “and the Collateral Agent reserve”.

(g)           The definition of “Eurodollar Rate” in Section 1.01 is amended to add the following immediately after the initial proviso set forth therein:

“; provided further that in no event shall such rate per annum be less than 3.25% with respect to Term Advances,”

(h)           The definition of “Inventory Value” in Section 1.01, Section 6.01(x) and clauses (i), (ii), (iii), (iv) and (v) of Section 5.01(s) are amended to add “and the Collateral Agent” immediately following “Administrative Agent” where it appears therein.

(i)            The definition of “Landlord Lien Waiver” in Section 1.01 is amended to add “and the Collateral Agent” after “Administrative Agent” in the first and last places where it appears therein and to replace “Administrative Agent” with “Collateral Agent” in the second place it appears therein.

(j)            The definition of “Material Adverse Effect” in Section 1.01 is amended to add “, the Collateral Agent” immediately after “Administrative Agent” where it appears therein.

(k)           The definitions of “Net Orderly Liquidation Value”, “Orderly Liquidation Value Percentage” and “Reserves” in Section 1.01 are amended to add “and the Collateral Agent” immediately after “Administrative Agent” where it appears therein.

(l)            The definition of “Rent Reserves” in Section 1.01 is amended to replace “in its” with “and the Collateral Agent in their” where it appears therein.

(m)          Section 1.04 is amended to add ““Borrowing Base Availability”,” immediately preceding “DIP Borrowing Base” where it appears therein and to add “and the Collateral Agent’s” immediately following “Administrative Agent’s” where it appears therein.

(n)           Section 2.03(f) is amended by adding “, Required Revolving Lenders” immediately preceding “or the Required Lenders” where it appears therein.

(o)           Section 2.11(c) is amended by replacing “Required Lenders” with “Required Revolving Lenders” where it appears therein.

(p)           Section 2.11(c) is amended by replacing “Required Lenders” with “Required Revolving Lenders” where it appears therein.

(q)           Section 5.02(q) is amended by replacing “and” with “,” and adding “and Quebecor World Foreign Sales Corp.” immediately following “Grafser S.A. de C.V.”.

(r)            Section 7.11 is amended by replacing “Administrative Agent” with “Collateral Agent” where it appears therein.

(s)           Section 10.01(f) is amended and restated to read in full as follows:

“(f)          change the definition of “Required Lenders”, “Required Revolving Lenders”, “Required Term Lenders”, or “Supermajority Revolving Credit Lenders” or any other provision hereof specifying the number or percentage of Lenders required to amend, waive or otherwise modify any rights hereunder or grant any consent hereunder, without the written consent of each Lender;”

(t)            Section 10.01(j) is amended to delete “as well as the Required Lenders” where it appears therein.

(u)           Section 10.05(a) is amended and restated to read in full as follows:

“(a)         Each Borrower agrees (i) to pay or reimburse the Initial Lenders, the Administrative Agent and the Collateral Agent for all reasonable costs and expenses incurred in connection with the development, preparation, negotiation and execution of this Agreement and the other Loan Documents and any amendment, waiver, consent or other modification of the provisions hereof and thereof (whether or not the transactions contemplated hereby or thereby are consummated), and the consummation and administration of the transactions contemplated hereby and thereby (including the monitoring of, and participation in, all aspects of the Cases), including, without limitation, all fees, expenses, disbursements and other charges of counsel for the Administrative Agent, the Collateral Agent and the Lead Arrangers, and (ii) to pay or reimburse the Administrative Agent, the Collateral Agent, the other Agents, the Lead Arrangers and the Initial Lenders for all reasonable costs and expenses incurred in connection with (A) the ongoing maintenance and monitoring of Revolving Credit Availability and (B) enforcement, attempted enforcement, or preservation of any rights or remedies under this Agreement or the other Loan Documents (including all such costs and expenses incurred during any “workout” or restructuring in respect of the Obligations and during any legal proceeding, including any proceeding under any Debtor Relief Law), including all reasonable fees, costs, expenses, disbursements and charges of outside counsel for the Administrative Agent, the Collateral Agent, the Lead Arrangers and the Initial Lenders.  The foregoing fees, costs, expenses, disbursements and charges shall include all search, filing, recording, title insurance, collateral review, field audits, monitoring, and appraisal costs, expenses, charges, fees and taxes related thereto, and other reasonable out-of-pocket expenses incurred by the Administrative Agent, the Collateral Agent, the other Agents, the Lead Arrangers and the Initial Lenders and the cost of independent public accountants and other outside experts retained jointly by the Administrative Agent, the Collateral Agent, the other Agents, the Lead Arrangers and the Initial Lenders.  All amounts due under this Section 10.05(a) shall be payable initially on the Effective Date and thereafter from time to time within ten (10) Business Days after demand therefor accompanied by an appropriate invoice.  The agreements in this Section shall survive the termination of the Commitments and repayment of all other Obligations.”

SECTION 2.           Conditions of Effectiveness.  This Amendment shall become effective as of the date first above written when, and only when, the Administrative Agent shall have received counterparts of this Amendment executed by each Lead Arranger and each Initial Lender.  In accordance with Section 10.15 and Section 10.01 of the Credit Agreement, this Amendment does not require the signatures of the Borrowers or any other Loan Party.

SECTION 3.           Reference to and Effect on the Credit Agreement.  (a)  On and after the effectiveness of this Amendment, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Credit Agreement, and each reference in the Notes and each of the other Loan Documents to “the Credit Agreement”, “thereunder”, “thereof” or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement, as amended by this Amendment.

(b)           The Credit Agreement, as specifically amended by this Amendment, is and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed.

(c)           The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Lender or any Agent under the Credit Agreement or any other Loan Document, nor constitute a waiver of any provision of the Credit Agreement or any other Loan Document.

SECTION 4.           Execution in Counterparts.  This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement.  Delivery of an executed counterpart of a signature page to this Amendment by telecopier shall be effective as delivery of a manually executed counterpart of this Amendment.

SECTION 5.           Governing Law.  This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

CREDIT SUISSE, CAYMAN ISLANDS BRANCH, as Initial Lender

By	James Moran /s/
Title: Managing Director

By	Nupur Kumar /s/
Title: Associate

CREDIT SUISSE, TORONTO BRANCH, as an Initial Lender

By	Alain Daoust /s/
Title: Director

By	Bruce F. Wetherly /s/
Title: Director, Credit Suisse, Toronto Branch

MORGAN STANLEY SENIOR FUNDING, INC.,
as an Initial Lender and a Lead Arranger

By	Gavin Baiera /s/
Title: Authorized Signatory

CREDIT SUISSE SECURITIES (USA) LLC, as a Lead Arranger

By	David Miller /s/
Title: MD

ACKNOWLEDGEMENT AND AGREEMENT

Dated as of January 25, 2008

The undersigned, as Borrowers and Guarantors under the Credit Agreement referred to in the foregoing Amendment, each hereby acknowledges and agrees to such Amendment.

QUEBECOR WORLD INC.

By	Jacques Mallette /s/
Title: President & Chief Executive Officer

By
Title:

QUEBECOR WORLD (USA) INC.

By	David McCarthy /s/
Title: President

By
Title:

QUEBECOR PRINTING HOLDING COMPANY, as a Guarantor

By	David McCarthy /s/
Title: President

QW MEMPHIS CORP., as a Guarantor

By	David McCarthy /s/
Title: Vice President

THE WEBB COMPANY, as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR WORLD MEMPHIS LLC, as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD PRINTING (USA) CORP., as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR WORLD LOVELAND INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD SYSTEMS INC., as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR WORLD SAN JOSE INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD BUFFALO INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD JOHNSON & HARDIN CO., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD NORTHEAST GRAPHICS INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD UP/GRAPHICS INC., as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR WORLD GREAT WESTERN PUBLISHING INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD DB ACQUISITION CORP., as a Guarantor

By	David McCarthy /s/
Title: Vice President

WCP-D, INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD TACONIC HOLDINGS INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD RETAIL PRINTING CORPORATION, as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD ARCATA CORP., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD NEVADA INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD ATGLEN INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD KRUEGER ACQUISITION CORPORATION, as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD BOOK SERVICES LLC, as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD DUBUQUE INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD PENDELL INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD FAIRFIELD INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QW NEW YORK CORP., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD DALLAS II INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD NEVADA II LLC, as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD DALLAS, L.P., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD MT. MORRIS II LLC, as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD PETTY PRINTING INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD HAZELTON INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD OLIVE BRANCH INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD DITTLER BROTHERS INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD ATLANTA II LLC, as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD RAI INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD KRI INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD CENTURY GRAPHICS CORPORATION, as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD WAUKEE INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD LOGISTICS INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD MID-SOUTH PRESS CORPORATION, as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD CAPITAL CORPORATION, as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR WORLD CAPITAL II GP, as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR WORLD CAPITAL II LLC, as a Guarantor

By	David McCarthy /s/
Title: President

WCZ, LLC, as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD LEASE GP, as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR WORLD LEASE LLC, as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR PRINTING AVIATION INC., as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR WORLD S.A., as a Foreign Guarantor

By
Title:

QUEBECOR WORLD EUSEY PRESS INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD INFINITI GRAPHICS INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD LINCOLN INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD MAGNA GRAPHIC INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President